SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Susan Henderson
Susan Henderson
Deputy Group Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i)

3.	Name of person discharging managerial responsibilities/director

W F W Bischoff, K B Dadiseth, M W O Garrett, A F Godbehere, B A Macaskill, K A O’Donovan, J H Ross, A Turnbull

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

See section 3

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

W F W Bischoff: Registered in the name of Cazenove Capital Partners

K B Dadiseth

M W O Garrett

A F Godbehere

B A Macaskill: Registered in the name of Giltspur Nominees Limited

K A O’Donovan

J H Ross

A Turnbull

8.	State the nature of the transaction

Acquisition of shares, agreed by UKLA, using agreed proportion of the quarterly payment of board and committee fees to the non-executive directors as set out in 9 below

9.	Number of shares, debentures or financial instruments relating to shares acquired

W F W Bischoff 560 shares

K B Dadiseth 364 shares

M W O Garrett 779 shares

A F Godbehere 567 shares

B A Macaskill 560 shares

K A O’Donovan 457 shares

J H Ross 560 shares

A Turnbull 551 shares

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

W F W Bischoff less than 0.00003%

K B Dadiseth less than 0.00002%

M W O Garrett less than 0.00004%

A F Godbehere less than 0.00003%

B A Macaskill less than 0.00003%

K A O’Donovan less than 0.00002%

J H Ross less than 0.00003%

A Turnbull less than 0.00003%

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£6.64

14.	Date and place of transaction

31 March 2008, London

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

W F W Bischoff 21,413 shares, less than 0.0009%

K B Dadiseth 22,362 shares, less than 0.001%

M W O Garrett 22,858 shares, less than 0.001%

A F Godbehere 4,320 shares, less than 0.0002%

B A Macaskill 17,482 shares, less than 0.0008%

K A O’Donovan 14,803 shares, less than 0.0006%

J H Ross 13,012 shares, less than 0.0006%

A Turnbull 6,586 shares, less than 0.0003%

16.	Date issuer informed of transaction

31 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

Lee Davis, 020 7548 3807

Name of duly authorised officer of issuer responsible for making notification

Penny Follows, Assistant Group Secretary, 020 7548 3821

Date of notification

31 March 2008

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END